EXHIBIT 4.1

                               November 18, 1993



Illinois Central Railroad Company
455 North City Front Plaza
Chicago, IL  60611-5504

Attn:     Douglas A. Koman
          Treasurer

Dear Mr. Koman:

     This Facility Agreement Letter (the
"Agreement") sets forth certain underlying arrangements for loans which The Toronto-Dominion
Bank (the "Bank") may from time to time make to Illinois Central Railroad Company (the "Borrower") under a Short-Term Loan Facility (the "Facility").
These arrangements detail the operation of the Facility and serve to augment the properly signed and delivered Grid Promissory Note (the "Note") evidencing the debt for all borrowings under this Facility. The Bank and the Borrower hereby agree as follows:

     1.  Borrowing Resolutions.  Prior to the
making of any loans the Borrower will have delivered to the Bank resolutions of The Executive
Committee of the Borrower's Board of Directors, in a form satisfactory to the Bank, authorizing certain persons ("Authorized Persons") to take on behalf of the Borrower all actions contemplated by this Agreement and the Note.

     2.  Agreements to Make Loans.  From time to
time, by telephone, the Borrower may ask to borrow money from the Bank, or the Bank may offer to make loans ("Loans") to the Borrower, hereunder. The
Borrower and the Bank may from time to time make oral agreements ("Oral Agreements") that the Bank will make Loans to the Borrower hereunder. Each
Oral Agreement will specify the following terms
(the "Terms") of the Loan relating thereto: (i) the date on which such Loan is to be made, (ii) the principal amount of such Loan, (iii) the date on which such Loan shall mature (the "Maturity Date"),
(iv) the annual rate of interest on such Loan
(which shall be a fixed rate), and (v) the date or dates on which any interest payable prior to maturity is to be paid. The Borrower acknowledges and confirms that all claims of the Bank in respect of outstanding Loans under this Agreement will at all times rank pari passu with all other senior unsecured indebtedness of the Borrower.
     3.  Confirmations; Crediting of Funds;
           Reliance by the Bank.
Each time the Bank and the Borrower shall enter into an Oral Agreement with respect to a Loan,

     (a)  the Bank shall endeavor to send the
          Borrower written, telecopied or telexed
          confirmation of the Terms of such Loan;
          and

     (b)  the Bank shall make such Loan by wire
          transfer of the Loan amount in
          immediately available funds, to the
          Borrower's account at a bank specified in written, telecopied or telexed form by the Borrower.

     (c)  The Bank shall make such entries on the
          Note as reflects the Loan and the Oral
          Agreement. The Bank shall be entitled to rely upon and act hereunder pursuant to any Oral Agreement which it reasonably believes to have been made with the Borrower through an Authorized Person.
          If the Bank shall credit or transfer any amount to an account of the Borrower pursuant to this Agreement, then the Bank shall be deemed to have made a Loan pursuant hereto, and the Borrower shall be indebted to the Bank for such amount.
          If the Borrower believes that the
          confirmation relating to any Loan
          contains any error or discrepancy from
          the applicable Oral Agreement, the
          Borrower will promptly notify the Bank
          thereof.  If any disagreement arises
          between the Borrower and the Bank as to
          the terms of any Oral Agreement, both
          shall attempt to resolve such
          disagreement in good faith, otherwise,
          the applicable Loan shall be payable on
          demand by the Bank, together with
          interest to the date of payment at the
          Effective Federal Funds Rate.  The
          "Effective Federal Funds Rate" shall mean a per annum floating rate of interest equal, for any day, to the average per annum rate of interest at which member banks of the Federal Reserve System make overnight loans to each other on such day
          (or, if such day is not a Business Day,
          then on the next preceding Business Day), as reported by the Federal Reserve Bank of New York. "Business Day" shall mean any day other than a day on which banks are authorized to be closed in New York
          City.  Principal and interest on each
          Loan shall be repaid in accordance with
          the terms of the Oral Agreements and the Note by wire transfer of immediately available funds to the Bank, as it shall direct from time to time.

     4.   Uncommitted Facility.  The Borrower
acknowledges that the Facility is not a committed facility and that the Bank shall have no obligation to make any Loans under this Agreement.

     5. Benefit of Agreement. This Agreement and the Note shall be binding upon, for the benefit of, and enforceable by the respective successors and assigns of the parties hereto; provided that neither party to this Agreement or the Note may assign any of its rights hereunder or thereunder without the prior written consent of the other party. The Bank may sell participations and subparticipations in all or any part of the Loans made hereunder; provided that in such event the participant shall not have any direct rights against the Borrower under this Agreement or the Note. The Bank may furnish any information concerning the Borrower received with respect to this Agreement from time to time to assignees and participants (including prospective assignees and participants).

     6.   Notices.  All notices hereunder and all
written or telexed confirmations of Oral Agreements made hereunder shall be sent, to the Borrower, as indicated from time to time on Exhibit B and if to the Bank, as indicated on Exhibit C.

     7.   Information to be Furnished by the
Borrower. The Borrower agrees that so long as any Loan is outstanding, the Borrower will deliver to the Bank:

     (a)  as soon as available and in any event
within 120 days after the end of each fiscal year of the Borrower, a copy of the Borrower's annual report to shareholders or such other applicable audited financial report showing the Borrower's
(and subsidiaries) Consolidated Balance Sheet,
Statements of Income and Statements of Cash Flow;

     (b)  as soon as available and in any event
within 45 days after the end of each fiscal quarter of the Borrower, a Consolidated Balance Sheet of the Borrower (and subsidiaries) as at the end of such quarter and the related Consolidated
Statements of Income, and Statements of Cash Flow for such fiscal quarter and for the portion of the Borrower's fiscal year ended at the end of such quarter; and


     (c)  prompt notice of the occurrence of any
event or condition which constitutes, or is likely to result in, a material adverse change in the Borrower which would materially adversely affect the ability of the Borrower to promptly repay principal and interest on all outstanding Loans.

     8. Expenses. The Borrower agrees to pay on demand all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Bank in connection with the enforcement of, or any waiver or amendment of any term of this Agreement, any Loan, or the Note.


     9.   Remedies.  No failure or delay on the
part of the Bank in exercising any right or remedy hereunder or under the Note, nor any partial exercise of any right or remedy shall preclude any further exercise thereof or the exercise of any other right or remedy hereunder or under the Note.
Such rights and remedies expressly provided are cumulative and not exclusive of any rights or remedies which the Bank would otherwise have.

     10.  Modifications.  No provision of this
Agreement or the Note may be waived, modified or discharged except in writing by the Bank.

     11.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     If this letter correctly reflects your
agreement with us, please execute both copies hereof and return one to us, whereupon this Agreement shall be binding upon you and the Bank.

                        Yours sincerely,

                        The Toronto-Dominion Bank


                        By:


                        Joseph J. Houston
                        Manager, Indirect Risk/
                        Credit Administration


Agreed and accepted this 16th day of December, 1993.


                        Illinois Central Railroad
                        Company

                        By:


                        Title:
              GRID PROMISSORY NOTE

                          Dated December 16, 1993

     FOR VALUE RECEIVED, the undersigned (the
"Borrower"), promises to pay to the order of The
Toronto-Dominion Bank (the "Bank") at the Bank's office located at 31 West 52nd Street, New York, NY
10019, in lawful money of the United States of America, in immediately available funds, on the maturity date of each Loan evidenced hereby, the principal amount of such Loan.

     This Note evidences Loans made pursuant to, and is entitled to the benefits of, the Facility
Agreement Letter (the "Agreement") dated November
18, 1993 between the Borrower and the Bank.

     The Borrower agrees to pay interest (computed on a basis of a year of 360 days and actual days elapsed) on the unpaid principal amount of each advance at such office in like money and funds for each day from the date of such advance until payment in full at a rate per annum agreed upon at the time of the advance, payable on the maturity date of such advance unless specified payable on a date or dates prior to maturity. No advance may be prepaid.

     The Bank is authorized to endorse the
particulars of each advance evidenced hereby on the attached Payment Schedule (Exhibit A) and to attach additional Payment Schedules as necessary.

     The obligations evidenced by this Note may be declared immediately due and payable (i) upon the failure of the Borrower to pay any principal or interest under this Note, when due, (ii) upon the failure of the Borrower or any consolidated subsidiary of the Borrower to make any payment in respect of any indebtedness for money borrowed in excess of Twenty-five Million Dollars
($25,000,000.00) when due whether by acceleration, at maturity or otherwise or within any applicable grace period, excluding any such failure to pay any such indebtedness to the Bank which failure arises from the acceleration of such indebtedness as the result of the Borrower's failure to comply with any restriction relating to Margin Stock, or (iii) as contemplated by Section 3(c) of the Agreement.

     The Borrower waives all claims to presentment, demand, protest and notice of dishonor. The
Borrower agrees to pay all cost of collection, including reasonable attorney's fees in connection with the enforcement of this Note.

     This Note shall be governed by the internal substantive law of the State of New York.

                      Illinois Central Railroad
                      Company


                      By:


                      Title: